

Williams & Webster, P.S.

Certified Public Accountants & Business Consultants

Board of Directors
Klondike Star Mineral Corp.
Whitehorse, Yukon Y1A 7A2
CANADA

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our audit report dated June 14, 2005, on the financial statements of Klondike Star Mineral Corp. as of February 28, 2005, for the filing with and attachment to the Form S-8.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington

February 3, 2006

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com